BioHarvest Sciences Announces Successful Completion of Stage 1 Development of Saffron Composition for Nutraceutical and Culinary Applications

-CDMO program advances to Stage 2 of development agreement valued at $1.125 million

-Advancement of sustainable solution for the production of saffron, one of the world’s most valuable and health-promoting botanicals

-In addition to future commercial manufacturing royalties, BioHarvest also holds a 25% ownership position in Saffron Composition

Vancouver, British Columbia and Rehovot, Israel - May 13, 2026 - BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0), a leader in Botanical Synthesis technology and sustainable plant-based molecule development, today announced that its CDMO division has completed Stage 1 under a multi-stage development agreement, successfully establishing a stable saffron cell bank for potential nutraceutical and culinary applications.  The development partner is SaffronTech, a company pioneering advanced cultivation methods for saffron, one of the world's most valuable and health-promoting botanicals. Completion of Stage 1 has triggered the advancement to Stage 2 under an ongoing development agreement, which will now focus on utilizing BioHarvest's patented Botanical Synthesis™ platform to generate enough biomass to support future pre-commercial testing and product development for nutraceutical and culinary applications. The stable saffron cell bank created in Stage 1 demonstrates a molecular profile representing saffron’s key bioactive compounds, including crocin, picrocrocin, and safranal, associated with saffron’s sensory characteristics and well researched multiple health attributes.

Dr. Zaki Rakib, Chief Executive Officer and Executive Chairman of BioHarvest Sciences, commented, “Completion of Stage 1 represents another important validation of the versatility of our Botanical Synthesis platform to create sustainable cell banks from scarce botanicals. Saffron is one of the world’s most expensive and scientifically researched plants, yet its traditional supply chain faces major sustainability, ethical, and scalability limitations. By establishing stable saffron cell cultures containing the plant’s key bioactive compounds, we have demonstrated the potential to produce saffron-derived ingredients that can eventually be scaled to meet significant existing unmet market demand. This milestone further supports the evolution of our CDMO business model, where BioHarvest participates in the downstream value creation of products developed using our platform.”

Michael Oster, CEO of SaffronTech, commented, “We are extremely encouraged by the successful completion of Stage 1 and the scientific progress achieved by BioHarvest. This milestone validates the potential of Botanical Synthesis to redefine how saffron-based ingredients can be produced sustainably, ethically, and consistently for both health-focused and culinary markets. We look forward to advancing the program into the next stage of development.”

About Saffron as a Nutraceutical and Culinary Compound

Saffron is widely regarded as one of the most valuable agricultural ingredients in the world, often commanding prices ranging from approximately $3,000 to more than $10,000 per kilogram depending on quality and origin. Demand is driven by both culinary applications and the rapidly growing nutraceutical and wellness sectors. Industry estimates suggest that annual global saffron production is only approximately 500 to 600 metric tons, with the majority produced in Iran, where escalating geopolitical tensions often lead to significant market volatility and supply chain instability.

While the 2025 global saffron market is estimated at nearly $500 million annually1, the broader nutraceutical categories associated with saffron’s researched bioactive properties represent an estimated 2025 total addressable market of over $100 billion globally. These include rapidly growing segments such as mood and stress support, cognitive health, sleep quality, antioxidant activity, and metabolic wellness.  In addition, saffron remains a highly prized culinary ingredient used globally across premium food, beverage, flavoring, and specialty gastronomy applications, where consistent quality and supply stability are increasingly important for a segment which represents more than 50% of the total market demand.

BioHarvest’s Agreement with SaffronTech and its Role in the Sustainable Production of Saffron

BioHarvest believes its Botanical Synthesis platform creates a highly differentiated and sustainable solution for the future production of saffron compositions by enabling the production of saffron-derived compounds without traditional farming, harvesting, or dependence on geographic and climate limitations. The process also provides the potential for enhanced consistency, purity, scalability, and long-term supply stability for both food-grade and nutraceutical-grade applications.

Under the terms of the agreement, BioHarvest retains 25% ownership of the saffron composition being developed through the multi-stage program. Additionally, BioHarvest will earn manufacturing royalties from any future saffron compound that is produced on its Botanical Synthesis platform, reflecting BioHarvest’s strategy to, where possible, participate downstream in the future value creation of products developed using its Botanical Synthesis platform.

With Stage 1 completed, BioHarvest and SaffronTech are advancing toward Stage 2, where the saffron cells stored in the proprietary cell bank will be propagated in liquid medium bioreactors to generate significant biomass to support future pre-commercial testing, formulation development, and validation.

BioHarvest believes the saffron development program further strengthens the positioning of its CDMO division as a differentiated platform capable of addressing some of the world’s most valuable and supply-constrained plant-derived compounds through sustainable biotechnology solutions, while expanding the Company’s pipeline of potential royalty-generating partnerships.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on management’s current expectations, beliefs, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. There is no assurance that signed research agreements will proceed past a contracted stage, or that a developed molecule or compound will be commercialized or will generate royalties to the Company. Successful commercialization of any compound developed will be subject to consumer preferences, advertising budgets and other factors affecting market acceptance of new products which are uncertain and cannot be assured. Launching new products is subject to risks and uncertainties including the risk that the market will not accept the product or that government approvals required for sale or import of the products will not be obtained. There is never an assurance that any product set will successfully disrupt established product categories. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not undertake any obligation to update forward-looking statements except as required by applicable law. Additional information is contained in the Company’s SEC filings, available at http://www.sec.gov.

1 *Grandview Research - Saffron Market Size, Share & Trends Analysis Report (2026 - 2033)

https://www.grandviewresearch.com/industry-analysis/saffron-market

BioHarvest Company Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com